# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unicycive Therapeutics, Inc., CIK 0001766140
CUSIP: 90466Y202
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Altos, California (CA), 94022
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-016719
Filed by CIK 0001839435

## Reporting persons
- Octagon Capital Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (4.7% of the class)
- Octagon Investments Master Fund LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (3% of the class)
- Octagon Biotech Opportunities Fund I LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (1.7% of the class)
- Ting Jia: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (4.7% of the class)

## Item 1. Issuer
Name of issuer: Unicycive Therapeutics, Inc.
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Altos, CA, 94022

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by:

Octagon Capital Advisors LP ("Octagon")
Octagon Investments Master Fund LP ("Master Fund")
Octagon Biotech Opportunities Fund I LP ("Biotech Fund I")
Ting Jia, as the principal beneficial owner of Octagon ("Dr. Jia")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Octagon serves as the investment manager of the Master Fund and Biotech Fund I. Dr. Jia is the managing member of Octagon. By virtue of these relationships each of Octagon and Dr. Jia may be deemed to beneficially own the Issuer's Common Shares directly owned by the Master Fund and by the Biotech Fund I.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 654 Madison Avenue, 21st Floor, New York, NY 10065.
Citizenship: Octagon is a Delaware limited partnership. The Master Fund is an exempted limited partnership established in the Cayman Islands. The Biotech Fund I is a Delaware limited partnership. Dr. Jia is a Chinese citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,000,000
Percent of class: 4.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,000,000

The percentage reported on this Schedule 13G is calculated based upon 21,491,396 Common Shares outstanding as of November 12, 2025, as reported in the Form 10-Q filed by the Issuer on November 12, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Octagon is the investment advisor to the Master Fund, the Biotech Fund I and other accounts. Dr. Jia is the control person of Octagon. The Master Fund holds the Common Shares for the benefit of its investors. The Biotech Fund I holds the Common Shares for the benefit of its investors. The Master Fund, the Biotech Fund I and Octagon, for the benefit of its investors, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Octagon Capital Advisors LP: /s/ Ting Jia, Managing Member (02/10/2026)
- Octagon Investments Master Fund LP: /s/ Ting Jia, Managing Member, Octagon Investments GP, LLC, its general partner (02/10/2026)
- Octagon Biotech Opportunities Fund I LP: /s/ Ting Jia, Managing Member, Octagon Investments GP, LLC, its general partner (02/10/2026)
- Ting Jia: /s/ Ting Jia, Ting Jia (02/10/2026)